                         Filed by Orchid BioSciences, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Lifecodes Corporation
                         Registration Number:  333-72442

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Orchid BioSciences, Inc. and Lifecodes Corporation. While the management of Orchid and Lifecodes make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: Orchid's expectation that the bulk of its development of products is behind them and that these products will begin to represent new sources of revenue in the months ahead; Orchid's anticipation of finishing the year with overall strong top line performance with revenues expected to be at the top of the $25.5 to $27.5 million range, representing a rate of growth of between 40 and 50 percent over its 2000 revenues; Orchid's belief that pro-forma EPS, excluding non-cash items, will range from a loss of $1.34 to $1.32 per share for 2001; the expected closing date of Orchid's acquisition of Lifecodes; the anticipation that Orchid will achieve top line revenues in 2002 of approximately $55 million; the anticipated revenue break-out for 2002; the intention of continuing to strengthen Orchid's overall gross margins in 2002; the expectation of achieving expected expense ranges in 2002 as a result of operating synergies and rationalization and consolidation activities; the intention of continuing to take concerted actions to significantly reduce net cash burn from the $14 to $15 million per quarter level down to high single digits per quarter over the next two to four quarters through the use of various strategies; the anticipation that merger-related charges will range from $3 to $6 million; the anticipation that Orchid's cash should be sufficient to meet its operating needs for the next 12 to 18 months, and that the remaining funds that Orchid is authorized to raise in its universal shelf announced in May, if exercised and raised, should be sufficient to take Orchid to profitability in the early 2004 time frame; the intention of porting the same ultra-high throughput SNP scoring systems that Orchid has developed for its high tech, pharmaceutical, biotech and agricultural applications into the established business of identity genomics; the expected benefits of Orchid's acquisition of Lifecodes; the belief that Orchid's Tag array-based SNP scoring products and services represent a major advantage for Orchid; the belief that margins on the UK operation should increase as new products and services are introduced; the expectation that new collaborations and other agreements will help provide new products, services, customers and other benefits; the expected announcement or launch dates of new products and services, and improvements thereto, agreements, collaborations and partnerships; the expectation that, starting in 2002, new products and services will be sold directly to customers; the expectation that Orchid should be able to realize immediate synergies in Elucigene testing; the expectation of growth of Orchid's HLA products and services testing business; the expectation that revenues from the new Orchid Diagnostics business unit will exceed $12 million next year and that this market will experience major growth in which Orchid will be a significant player; and the belief that the autoprimer web site and companion products will become the unifying point of contact with the largest group of researchers allowing Orchid to become a leader in this area.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, but not limited to, costs related to the merger, failure of Lifecodes' stockholders to approve the merger, the risk that the expected benefits of the merger may not be realized, the risk Orchid loses its technological advantages, the risk Orchid fails to manage its growth effectively, uncertainties relating to technologies, product development, manufacturing, market acceptance, cost and pricing of Orchid products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, and patent protection and litigation. Orchid does not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in its expectations, except as may be required by law. These risks and other additional factors affecting Orchid's business are discussed in Orchid's Registration Statement on Form S-4 (file number 333-72442), filed with the Securities and Exchange Commission on November 5, 2001. Orchid expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Orchid's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

                             ********************

THE FOLLOWING IS THE SCRIPT OF ORCHID'S THIRD QUARTER EARNINGS CALL POSTED TO ORCHID'S WEB SITE

                              ORCHID BIOSCIENCES

                         Moderator:  Barbara Lindheim
                               November 8, 2001
                                 8:00 a.m. MT

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Orchid Biosciences third quarter earnings results conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in a question-and-answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this call is being recorded Thursday, November 8th, 2001.

I would now like to turn the conference over to Barbara Lindheim, vice president of strategic communications. Please go ahead, ma'am.

Barbara Lindheim: Good morning and welcome to Orchid's third quarter 2001 conference call. This has been an exciting period for the company, marked by significant strategic and operational advances. With me today are Dale Pfost, chairman, president and CEO of Orchid; Don Marvin, Orchid's chief financial officer and chief operating officer; Jack Ball, our senior vice president and general manager of the Life Sciences Group, and Mike Boyce-Jacino, Orchid's chief technology officer and vice president of R&D.

Don will review the financial results for the third quarter of 2001 as reported in the press release distributed this morning. He will discuss the financial implications of our pending merger with Lifecodes Corporation, and review the guidance we have provided to the Street for Orchid's performance during the remainder of 2001, as well as providing preliminary guidance for 2002.

After Don's remarks, Dale will review our operational and strategic progress during the third quarter and provide an update on our plans for advancing our businesses after the acquisition of Lifecodes is finalized by the end of this year. Mike Boyce-Jacino will then provide an update on how Orchid is applying its next-generation Tag array-based SNP technologies and our expertise in selecting SNPs to develop and initiate whole chromosome linkage disequilibrium and haplotype mapping work with our customers. We will then open the floor to questions.

We want to note today that we are invoking the Safe Harbor provisions of the 1995 Securities Reform Act with respect to statements that may be forward-looking. Such forward-looking statements could include general or specific comments by us about future company performance, including any guidance or projections we may provide concerning the company, as well as responses to questions about future operating matters and/or such guidance or projections.

We wish to caution that numerous factors could cause actual results to differ materially from any forward-looking statements made by us today. These include the risk factors set forth in the company's documents on file with the Securities and Exchange Commission, including our form 10K filed on April 3rd, 2001. I urge you to consult our SEC filings for more detail on these risk factors. With no further ado, let me turn the floor over to Don.

Don Marvin: This morning we reported third quarter results for fiscal year 2001. Please refer to the full text of the press release distributed this morning for detailed information on our financial results. I'd like to note that Orchid's reporting of revenue is in accordance with SAB 101.

Total revenues for Orchid in the three months ended September 30, 2001 increased to $7.4 million from $4.9 million for the same period in 2000, an increase of more than 50 percent on a year-on-year basis. On a quarter-on-quarter basis, third quarter revenues increased about 10 percent. This growth reflects strong performance in both our products and services lines of business, which include GeneScreen and Cellmark genetic diversity testing services, Orchid's MegaSNPatron genotyping services and placement of SNPstream 25K systems and robust sales of SNPware consumable kits by our Life Sciences Group.

Revenues for the nine months ended September 30, 2001 totaled $19.8 million, and represent an increase of more than 52 percent over revenues for the corresponding period of 2000. This increase reflects strong growth in each of our revenue-producing businesses during the year.

I am pleased to report that our top line revenues of $7.4 million for the quarter again exceeded the published estimates on the Street, which range from $6.6 to $7.1 million. This is the sixth consecutive quarter that we have exceeded the Street's consensus revenue forecast.

Turning to expenses, in the third quarter of 2001, total operating expenses excluding cost of goods sold, deferred compensation and other non-cash charges were $15.9 million, compared to $9.2 million in the third quarter of 2000. This total includes substantial one-time, non-reoccurring charges for a number of core development activities targeted at developing our whole genome, chromosome mapping and content capabilities. We expect that the bulk of this development work is now behind us and these products will begin to represent new sources of revenue in the months ahead. Later in this call I will discuss the cost reduction programs that we have been implementing that are designed to significantly reduce our burn rate over the coming few quarters.

Non-cash operating expenses totaled approximately $29 million in the third quarter. You should note that this includes a one-time non-cash charge of approximately $27 million for the write-down of goodwill and other intangibles that were on our balance sheet as a result of our acquisition of GeneScreen in late 1999. Our announcement last month of a definitive agreement to acquire Lifecodes Corporation provides us the opportunity to remove this historical artifact related to the GeneScreen acquisition from our balance sheet.

During the third quarter of 2001, we capitalized several million dollars for the acquisition of a key patent from Affymetrix, which gives Orchid rights to core patents that enable our next generation SNP-IT Tag array technology that is at the heart of our new product and service offerings, including the SNPstream MT platform, our SNPcode products and services for high throughput, high density genotyping, and the SNPstream UHT system for ultra high throughput genotyping of large populations and sample sets.

Net loss for the third quarter of 2001 including non-cash items was $41.9 million, or a loss of $1.06 per basic undiluted share. Excluding non-cash operating expenses, the pro forma net loss to common stockholders for the third quarter of 2001 was approximately $0.32 per basic undiluted share, compared to a loss of $0.18 per basic undiluted share for the same period in 2000. These results beat the consensus analyst pro forma EPS forecasts on the Street of a loss of $0.35 for the third quarter of 2001. We have now beat the Street consensus EPS estimates for each of the last five quarters as well.

As we near year-end, I would like to reiterate our expectations for the full year of 2001, excluding the impending acquisition of Lifecodes. We anticipate finishing the year with overall strong top line performance with revenues expected to be at the top part of the $25.5 to $27.5 million range, representing a rate of growth of between 40 and 50 percent over our 2000 revenues. Pro-forma EPS excluding non-cash items is expected to range from a loss of $1.34 to $1.32 per share for 2001.

The EPS calculation uses a weighted average of approximately 40 to 41 million shares outstanding, which includes the shares issued in our spot secondary offering, but does not include any shares associated with our acquisition of Lifecodes. After adjusting for the additional shares now issued, these expectations are in line with the financial models currently published on the Street.

I also want to outline in preliminary fashion the financial metrics that we are developing for 2002. Please note that we will be providing additional guidance on both financial and non-financial metrics for 2002 in our year-end conference call scheduled for late February. Our acquisition of Lifecodes is not expected to close for another few weeks or so, but our planning for the combined businesses is already well advanced. We currently anticipate that Orchid will achieve top line revenues in 2002 of approximately $55 million, an increase of almost $20 million compared to the estimates for 2002 currently published on the Street. This represents both a healthy rate of organic growth in our existing businesses, as well as substantial new revenues from our acquisition of Lifecodes.

At this time, we anticipate that the revenue break-out for 2002 will be roughly as follows: about one-quarter from products, including both our industry-leading SNP scoring systems and consumables, and our DNA diagnostic products for HLA and disease susceptibility testing; about two-thirds from services, including our Identity Genomics Services and our MegaSNPatron SNP scoring services for both pharmaceutical and agricultural applications; and about 5 to 10 percent from other, including collaborations, grants and initial revenues from our GeneShield business.

We intend to continue to strengthen our overall gross margins in 2002 in all our businesses. These improvements will result from shifts in our product line mix to such higher margin activities as our diagnostic products business, and from improvements in our core identity genomics businesses as we begin to reap the benefits of our market consolidation activities, and of the incorporation of our advanced SNP scoring technologies.

Operating expenses excluding non-cash items and inclusive of the acquisition of Lifecodes will remain consistent with previous guidance in 2002, in the range of $68 to $72 million. We expect to achieve this as a result of operating synergies and the rationalization and consolidation activities I noted above.

As I mentioned earlier, we also intend to continue to take concerted actions to significantly reduce our net cash burn from the $14 to $15 million per quarter level we have recently experienced down to high single digits per quarter phased in over the next two to four quarters. These reductions should enable us to accelerate our profitability by about a year compared to current analyst forecasts on the Street.

We intend to realize these aggressive goals by: growing our top line revenues, both through organic growth as well as potentially by further acquisitions; improving the quality - the gross margin - of those revenues by such actions as further automating our service operations and applying our SNP technology to Identity Genomics; rationalizing facilities, infrastructure and staff as the Lifecodes acquisition is finalized and integrated; and selectively reducing R&D and product development spend. Our investments over the past two years are now bearing the fruit of a full pipeline of product launches by Orchid and our marketing partners, reducing the overall level of investment needed going forward.

The net result of these factors is that we are targeting a total net cash burn of between $8.5 and $9.5 million per quarter beginning in the second half of 2002 with measurable reductions realized over the course of the entire year. Our aim is earlier profitability and having a revenue base of more than $50 million provides us with more variables to help achieve this goal.

You should note too that we will be incurring one-time, non-recurring charges for the integration and rationalization activities we are undertaking in connection with our acquisition of Lifecodes. These restructuring charges will occur in the fourth quarter of 2001 and the first quarter of 2002 and include redundancies, facility consolidation and closing costs. We currently anticipate that these merger-related charges will range from $3 to $6 million.

At September 30, 2001, cash, cash equivalents and short-term investments totaled approximately $53 million. We anticipate our cash should be sufficient to meet our operating needs for the next 12 to 18 months, and we anticipate that the remaining funds that we were authorized to raise in our universal shelf registration announced in May, if exercised and raised, should be sufficient to take us to profitability in the early 2004 time frame.

Now let me turn the floor over to Dale.

Dale Pfost: Thank you, Don, and good morning. The period since our last conference call has been a time of great strategic and operational progress for Orchid. In reviewing the events of the past few months, I will focus on four key developments.

First, we announced plans for a major strategic acquisition that will help us more than double our sales in 2002 and accelerate our path to profitability. Second, we completed a number of major SNP genotyping service agreements including the largest single genotyping project undertaken to date. Third, we announced the availability of an important new SNP scoring product targeted at a large customer base and established marketing partnerships with leading global distributors. Fourth, we progressed plans for the establishment of Orchid Diagnostics, our new strategic business unit that we expect will be an important player in the growing market for DNA diagnostics. I will briefly review each of these in turn.

First, our definitive agreement to acquire Lifecodes Corporation is a watershed event for Orchid. With this acquisition we will roughly double our revenue in 2002 and accelerate our profitability by about a year. We will become the market leader in identity genomics in the United States, that is, in the paternity and forensics testing that represents the largest existing market for genetic diversity analysis today, with a global market value estimated at more than $500 million annually. Most significantly, this leadership position in identity genomics offers us the opportunity to transform the sector by using our market leadership position to realize efficiencies and improve pricing dynamics, and by applying our advanced SNP technologies to significantly reduce the cost structures of what has traditionally been a labor-intensive process.

We intend to port the same ultra high throughput SNP scoring systems that we have developed for our high tech pharmaceutical, biotech and agricultural applications into the established businesses of identity genomics, thereby leveraging our substantial investments in new genotyping technologies across a broader range of existing markets and new businesses. The acquisition of Lifecodes also brings us the critical mass needed to formally establish our DNA diagnostics business.

In summary, we expect the near-term benefits of the acquisition of Lifecodes to be significant, enabling us to augment our expected organic revenue growth and achieve an overall doubling of revenues next year, while also enabling us to accelerate our expected profitability. And we believe we were able to acquire Lifecodes, a company that has been profitable at the EBIT line for the past five years, at a very attractive price, and the deal included innovative lock-up release phased over six to 12 months with trading and volume limits.

The result will be a company that we believe will offer investors a unique balance of an existing, stable, growing revenue base with the upside potential of our pioneering SNP scoring and pharmacogenetics businesses, now applied to an even larger theater of opportunity. Before leaving the subject of our Lifecodes acquisition, I want to note that despite Orchid's relative youth as a company this represents our fourth acquisition. We believe we have done an outstanding job of integrating our previous acquisitions and we are extremely pleased with the progress that we already are realizing in integrating Lifecodes. We also have gained excellent employees, including both business and scientific leaders.

Before moving on to discuss how we advanced our SNP products and services and business, I want to note a technology development we finalized in the third quarter that has profound implications for Orchid. In July, Orchid concluded a series of critical agreements with Affymetrix to provide a core foundation for our next generation SNP scoring. Most importantly, we acquired a key series of patents from Affymetrix that solidifies our proprietary position around the use of our SNP-IT technology in Tag array-based formats.

Orchid's SNP-IT Tag array genotyping technology is being incorporated in our SNPcode, SNPstream MT and SNPstream UHT products, providing users with the speed, flexibility and cost-effectiveness of multiplexing in a variety of formats addressing diverse users' needs. Our 10-plex SNPstream MT system, just introduced, and our 2000-plex SNPcode chip already represent an industry-leading level of multiplexing. We believe that our Tag array-based SNP scoring product and services represent a major advantage for Orchid, made all the more powerful by our unique ability to deploy them in multiple ways on multiple instrument platforms. Mike Boyce-Jacino will be talking more about the ways that we are commercializing this next generation SNP-IT technology later in the call.

The second major area of progress during the third quarter was in our market-leading SNP genotyping service business, where we recently added a number of important new business and collaborators. First, early in the quarter, Orchid won a major piece of business when it awarded a multi-year, multi-million dollar UK government contract to genotype millions of sheep in order to identify those animals with SNPs, giving them a much lower susceptibility to scrapie. This mad-cow type disease could devastate the sheep industry and potentially cause harm to humans. Animals with the desired SNPs will be chosen for breeding with the intention of ultimately eliminating scrapie in the sheep population in Britain.

Our UK operation is gearing up to process the steadily increasing flow of samples from this contract, which we believe to be the largest single SNP genotyping project undertaken to date. We already are realizing excellent margins on this work, which we should be able to improve further when we introduce the Tag array-based SNPstream UHT in our MegaSNPatron facilities next year, and the UHT system is ideally suited for this type of project, able to run many thousands of samples against a defined panel of SNPs rapidly and cost effectively.

We also announced new SNP service agreements with two innovative biomedical research organizations this quarter. First, we are collaborating with the Oklahoma Medical Research Foundation on a study involving SNPs associated with the autoimmune inflammatory disease, Lupus. OMRF is a research leader in the efforts to address this serious and relatively common condition.

Second, we announced the collaboration with Ellipsis, a Canadian biotechnology firm that recently co-authored a study with the Whitehead Institute that has important implications for whole chromosome LD and haplotype mapping studies. Orchid will conduct high throughput SNP genotyping and construct high density chromosome maps using clinical samples provided by Ellipsis. The collaboration will initially focus on SNP analysis related to the genetic underpinnings of inflammatory bowel disease, and we are especially pleased that Ellipsis will grant Orchid rights to DNA diagnostic applications arising from the collaboration, as well as to diagnostic markers from other work pursued by Ellipsis. We expect that these types of agreements will help provide new products for Orchid diagnostics business going forward.

Our third major area of progress was the debut of key new Orchid SNP scoring products and the announcement of a major marketing partner. Last month, we launched the medium throughput SNPstream MT system based on the Luminex platform formerly referred to as the SNPstream 5K. The SNPstream MT performs multiplex SNP analysis, using Orchid's SNP-IT tag array in a bead-based fluorescent assay, enabling researchers to generate thousands of SNP genotypes per day.

The SNPstream MT will also be available to users of the large existing installed base of Luminex systems. Current owners of the Luminex system can purchase SNPware consumables in an accessory kit from Orchid that enables them to conduct high quality genotyping studies. Accordingly, many owners of the more than 700 Luminex systems currently in the field can easily convert their systems to SNPstream MT status, providing us a large installed base of potential customers.

We also anticipate that our global non-exclusive marketing agreement with Hitachi's MiraiBio unit, announced last month, will help us generate new customers for the SNPstream MT system. Hitachi's MiraiBio is the largest distributor of Luminex systems in the world, and we expect them to be particularly strong in marketing the SNPstream MT and its SNPware consumables in North America and Japan.

We expect to announce another major new product marketing collaboration within the next week or two for our SNPware genotyping kit that enables researchers to perform low volume SNP scoring, either using the visual read-out with no instrumentation or by using the 96-well plate readers found in virtually Life Sciences laboratory. We estimate that there are about 85,000 plate readers in use worldwide. Our planned marketing partner is an acknowledged leader in providing technically advanced reagent kits to thousands of laboratories around the globe. We believe that this collaboration will help bring the benefits of our easy to use genotyping kit, to thousands of scientists who want to perform high quality, low volume SNP scoring without the need for costly capital equipment.

Orchid and our planned partner will exchange intellectual property rights around the design and use of primer sets for specific SNP assays. And our new partner has agreed to refer all genotyping kit customers expressing an interest in higher volume SNP scoring systems to Orchid. These potential customers will accordingly be channeled to us.

We believe that our strategy of forming collaborations with strong marketing partners for our SNP scoring systems targeted at the large and diverse market of customers for low to medium throughput SNP scoring, while retaining complete marketing rights for the high and ultrahigh throughput SNP applications makes good strategic sense. This strategy enables us to focus our internal resources effectively while maintaining the global infrastructure and reach of our marketing partners and gaining access to the applications being developed with our SNP-IT biochemistry which are then applicable to Orchid's other platforms.

Orchid now has the broadest line of SNP scoring products and services. Our high end, high throughput SNPstream 25K system has just been joined in the marketplace by the affordable medium throughput SNPstream MT and a launch of our new low volume genotyping kit that requires no capital outlay is imminent.

And starting in 2002, our ultra high throughput, high density SNPcode product currently available to customers in our MegaSNPatron service facility will be sold directly to customers who want to perform their own, whole-chromosome and haplotype mapping studies.

In 2002, we also plan to launch our ultra-high throughput SNPstream UHT platform, capable of analyzing thousands of samples rapidly and cost-effectively. Our MegaSNPatron service facility already provides services using the SNPstream 25K and SNPcode platforms, and we will add the capabilities of the SNPstream UHT system by early next year, making us the first company to offer multiple high throughput platforms to service customers.

Our ability to proliferate leading SNP-IT based platforms has a number of key advantages. First, it uniquely enables us to provide optimized SNP scoring solutions to a diverse customer base. Second, it enables our customers to seamlessly migrate their studies and specific assays from platform to platform, a huge advantage as SNP analysis becomes more varied and common.

Third, it enables Orchid and its collaborators to develop higher value content in the form of assays, panels, and informative SNPs derived from mapping studies that can easily be transferred to other systems powered by Orchid's SNP-IT. For example, our ultra high throughput platforms are already being used to identify those few informative SNPs that will emerge from the whole chromosome and mapping studies now underway.

Assays for these informative SNPs can then be easily transferred and run on the plurality of SNP-IT platforms. When one considers the number of SNP-IT and SNP-IT Tag Array-based products available on our own platforms and on the systems of our platform propagation partners like ABI, Amersham Biosciences, and PerkinElmer it is clear why we believe that Orchid has unparalleled reach in the rapidly growing marketplace for SNP genotyping, and we are by no means done. We expect to announce additional platform propagation partners for SNP-IT technology over the coming months.

The fourth major area of progress during the quarter was our announcement of the establishment of Orchid Diagnostics to build on both our existing Elucigene testing products and our transplantation testing services as well as Lifecode's substantial business in transplantation testing products and services, all of which involve the measurement of genetic diversity. We should be able to realize immediate synergies in this business. For example, during the quarter, Orchid's GeneScreen unit became the first CLIA-approved laboratory to receive authorization from the accrediting body, ASHI to use a Luminex system to conduct testing for its HLA transplantation service business. The Luminex system is expected to significantly reduce the turn-around time and cost of this testing, and Lifecodes has recently launched its LifeMatch HLA testing product, also based on the Luminex system and is using proprietary consumables developed by Lifecodes.

It is targeted at the large number of hospitals and independent laboratories performing their own HLA testing for transplantation. Thus do we expect to both grow our HLA product and services testing businesses, while improving margins by using our LifeMatch platform.

In addition, during the quarter, Orchid announced the availability of its Elucigene CF29 ASR screening test for cystic fibrosis for use by CLIA-approved laboratories in the United States. This is the first Elucigene DNA diagnostic to be available for the use in the U.S. and it has already generated substantial interest. We intend to add additional DNA diagnostic kits to our portfolio in 2002.

We expect that the revenues from the new Orchid Diagnostics business unit will exceed $12 million next year. Don Marvin, who has extensive experience in the diagnostics field is the acting general manager of Orchid Diagnostics and will be spearheading our effort to aggressively expand the clinical diagnostic product portfolio that we will be selling over the next few years. We believe that the DNA diagnostic market will experience major growth and Orchid intends to be a significant player in this exciting field.

In closing, we anticipate that the next few quarters will be as positive for Orchid as the third quarter period has been. We will be moving with both deliberation and urgency to progress our own ongoing transition as a rapid-growth operating company, combining both a large base of established genetic diversity revenues and the promise of our market leading SNP technology in high potential markets. We look forward to sharing more of our progress and plans for 2002 and beyond in our conference call in early next year.

Now, I will turn the floor over to Mike Boyce-Jacino.

Mike Boyce-Jacino: Thank you, Dale. As Dale mentioned, we've recently launched two innovative products, the SNPstream MT and SNPware 96, designed to meet the needs of the widest range of research labs. These products will dramatically reduce the barriers to entry into

SNP genotyping for a wide variety of academic and commercial labs doing SNP validation and population analysis.

In the case of both products, we've had enthusiastic response from all the beta site participants, and we look forward to rapid acceptance of both platforms. As a key complement to these product offerings, we have also launched our autoprimer.com website, which supports primer design and manages PCR multiplexing for these products. We believe the autoprimer website and companion products now under development will become the unifying point of contact with the largest set of researchers in this area, and you can look forward to Orchid's continued leadership in this product area.

It's important to note also that, while defined as a medium throughput system, the MT has the highest PCR and genotyping multiplex level per sample of any product on the market today, and enables twice the multiplexing level of its nearest competitor. And we believe that such features will provide a major advantage for clinical applications where sample DNA is limited. This platform's also ideally suited for customers looking at routine processing of SNP panels.

Dale also mentioned several key projects we have recently announced. Beyond the continued growth of our fee-for-service genotyping business, these deals represent a key emerging area of scientific and business opportunity for the company. During the third quarter, for example, we completed the genotyping for a major scientific study requiring over 750,000 genotypes to be performed in less than four days. This was enabled by the application of our 2000-plex SNPcode chip system, which has genotyping capacity well beyond any other commercial system, and is being used routinely in our genotyping service labs.

While the data from this project has not yet been submitted for publication, it led very quickly to our collaboration with Ellipsis to map genes related to inflammatory bowel disease. By tapping into Orchid's growing and valuable SNP databases, we were able to rapidly select and apply a high density SNP panel to the Ellipsis population. The unique population resources of Ellipsis coupled with Orchid's unique genotyping capabilities have enabled progress on this project at a truly unprecedented rate. This is a very exciting model project which will expand our portfolio of genetic diagnostic intellectual property.

I think the Ellipsis project and the Oklahoma Medical Research Foundation projects mentioned previously by Dale are excellent examples of the application of both our SNP database and our genotyping tools, and we look forward to additional collaboration projects that will add to our diagnostics intellectual property portfolio over the coming months.

In summary, I wanted to point out that Orchid and our collaborators are realizing the benefits of three unique capabilities provided by Orchid's tag array strategy, which is unique to both new products and service offerings, and enables unprecedented flexibility of experimental design and scaling; our SNP database and the product of our collaboration with the SNP Consortium and other large-scale efforts, which gives us unique ability to rapidly assemble marker panels of interest; and finally our informatics and bioinfomatics tools such as AutoPrimer and the adjacent offerings that will be coming in the next few months.

Capabilities embedded in the MT system, the SNPcode and the new UHT systems represent an entirely new level of flexibility in experimental design that I believe is key to the realization of the opportunity that SNP-IT and haplotype data represent in drug discovery and diagnostics. We are now seeing the emergence of true post-genomic studies, something we have been looking forward to and working towards over the last two years. And I believe the availability of these technologies will provide a catalyst to the genome mark studies essential to the next wave of discovery.

Christopher, I believe we're now ready for questions.

Operator:   Thank you.  Ladies and gentlemen, if you wish to register a question for today's question-and-answer session, you may do so by pressing the one followed by the four on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question.

The first question will come from Howard Horn with UBS Warburg. Please go ahead.

Howard Horn: Hi, guys, a couple quick questions. First two are for Don. I was hoping you could repeat what you said about the charges for 4-Q of this year and 1-Q of next year, if that was $3 to $6 million in each quarter or combined? And then second, I was hoping you could give some guidance for margins this year and next, and then the other two questions are, hopefully you can give an update on the PVC strategy, and last, you may have said it but I missed it, when is the SNP map launch expected?

D. Marvin: Thank you, Howard, this is Don. Right, the charges of $3 to $6 million are aggregate charges for both quarters, so not each quarter, but aggregate for both quarters. And we'll be giving you a little more guidance on the margins in our late February year-end phone call on which you can look at for improvement in margins, and so stay tuned for that. We'll give you a little more guidance in February on the margins, but they will be improving.

D. Pfost:   This is Dale, a follow-up on the PVC question, and then hand it over to Jack to talk about the SNP map launch. With the PVC efforts, we've established a series of what we call the Clinical Genetics Network collaborations, and those programs are well underway now, and in fact discoveries and filings are taking place. What I can tell you, it's over the last six months or so what we've been really focusing in on with those studies, increasingly, is medical outcomes, and so taking in that light, such areas as adverse drug responses are increasingly important for us to the extent that we're looking at the macroeconomic impacts and health care outcomes as really being the deliverable that personalized medicines and pharmacogenetics can deliver.

     So what we've been doing is providing these series of Clinical Genetics Network collaborations and tailoring the output of those collaborations in order to serve the needs of our strategy to accelerate the day of personalized medicines as expressed in our GeneShield business unit. And we will be announcing the developments within GeneShield over the next couple of quarters and looking forward to commercial announcements by the end of next year. Let me hand it over to Jack.

Jack Ball: Thanks, Howard. We plan to launch our whole genome map product early in 2002. We've done all of the genotyping work that we need to do to assemble that map, and we'll be able to launch that, as I said, the early part of 2002, and we'll launch it both as a service product where people can come to us to have the work done in our MegaSNPatron facility as well as a product where they can use the Affymetrix platforms that they have in their lab to analyze the genome.

H. Horn:    All right, terrific. Thanks, guys. Congratulations on a good quarter.

D. Marvin:  Thank you.

Operator:   The next question will come from Derik Debruin with Credit Suisse
First Boston.  Please go ahead.

Derik Debruin: Good morning. A couple of quick questions. What's the fully diluted share count after the closing of the Lifecodes deal? And I was also wondering if you could give us some idea on the margins for the paternity testing and what's Lifecodes seen so far? And I guess, once again, could you reiterate the guidance on the cash burn? You said you were going to reduce that after the second half of the year? Or in the second half of next year? Thanks.

D. Marvin: Right. Thanks, Derik. This is Don. On the fully diluted share count going forward, now that transaction we believe will close by the end of the year. I think if you've seen our announcement earlier this last month as well as our recently filed S-4 for the transaction, we are paying approximately 6 1/2 million shares for that business, so I would adjust your figures accordingly going into the beginning of next year, not necessarily any this year, but certainly next year.

In terms of the margins on paternity, in that case we will be giving some additional guidance, again, in our next conference call, but let it suffice to say that the paternity business that came to us via Lifecodes in that transaction is a much higher gross margin business because the product mix is a little bit different. Whereas our existing paternity business is more government-based, the paternity business that we acquired via Lifecodes is much more private-based, hence much higher gross margins, and so we're now working through that, blending gross margin for that business unit as we go forward.

In terms of the cash burn, we will be bringing down the cash burn, as I said, over the next two to four quarters, and by the second half of next year, we will be in the high single digit per quarter, which in this case, the guidance I have given is $8.5 to $9.5 million burn - net burn - per quarter.

Meirav Chovav: This is Meirav. But what is the guidance for the cash burn for the first and second quarter of '02?

D. Marvin: In that case, we will begin bringing this down on the order of some 20 percent or so over the next couple quarters, arriving at that high single digit cash burn by the beginning of the third quarter of 2002. So as you begin to look at your various models that you're updating, be looking at us bringing down that cash burn on the order of 20 percent or so over the next quarter or two and, again, achieving that high single digit cash burn, again, by the second half of next year.

D. Pfost:   Let me provide a little bit of color on the paternity gross margins.
We have spent the last couple of years in a significant product development effort creating the SNPstreamUHT, and of course we've been undertaking that development primarily for our pharmacogenetic applications. But the UHT product is one that produces ultra high throughput SNP scoring, with a few SNPs on a very large number of samples. And so the applications such as paternity testing are now being converted to SNP-based assays on that platform, and that's also true of some of the agricultural applications as well.

So I think what Orchid has done better than any other company is to assemble a portfolio of businesses that can actually benefit from that transformation. And so that has direct implications for gross margins, because as that becomes active in the second half of next year, we'll see the benefits of those cost reductions reflected in the gross margins in the business of paternity as well as in our expanding business in agriculture.

D. Debruin: Thanks, but I'm just still having a difficult time imagining the-- I mean, is there a market there for ultra high throughput paternity testing?

Maillot:    What is the volume of paternity testing?  How many tests are being done per quarter?

D. Marvin: The number of tests done per year is several hundred thousand, and so the answer to the first question is, absolutely. There is a market for growing throughput and SNP testing for paternity. But moreover, if I can sort of paint the picture for you of what these laboratories are like, every day thousands of samples come in, and are tested in relatively labor-intensive fashion that takes quite a bit of time to undertake and so a key metric is the turnaround time of the samples, and how much money, of course, they cost to perform. And so with the UHT system, actually an entire paternity panel can be done in a single well of the UHT system, and so as we are launching that for research purposes and our service capabilities over the next couple of quarters, we are also then of course, preparing it for daily duty in our laboratories that include both the GeneScreen business as well as those just acquired by Lifecodes. So what we have now is a series of eight accredited laboratories, three of which will be undertaking actually four of which will be undertaking paternity testing. And we will be now transporting to the UHT system as much as, and as fast as, we can the paternity testing that's done in a relatively labor-intensive fashion today.

So it's a major advantage to be able to transform a business that has had gross margins that could be improved, and now we have a means by which we can improve those gross margins by stabilizing the pricing dynamics as well as decreasing the costs in a way that none of our competitors in that space could possibly assemble.

D. Debruin: OK.  Thanks.

Operator:   The next question will come from Anna Kazanchyan with Wachovia
Securities.  Pleas go ahead.

Anna Kazanchyan: Yes, good morning. Congratulations on the quarter. Just a couple quick questions. First of all, it seems like you have a lot of projects underway, and I'm just wondering what do you currently focus on? Is PVC still focused, or was it something that will be going on, but [inaudible] and also the partnership that you alluded to, in-- in did you-- what is the economics for this partnership? Did you have to give any sort of a potential-- give up any potential upside for the partner referring more of the high volume business to Orchid? Thanks?

D. Pfost:   I'm sorry, which partnership?

A. Kazanchyan:  The partnership that you alluded to, where--

B. Lindheim: The marketing partnership we will be announcing shortly.

D. Pfost: Oh, the marketing partnership. I'll hand that to Jack. Let me address the issue of focus, because it's an absolutely important subject for us at Orchid. What we have at Orchid is an absolute focus on the technology and expertise of looking at genetic diversity. And so when you see Orchid's activities and the announcement of such technologies as the SNP-IT tag array, and the basic SNP-IT technology, that's where a great deal of the development effort goes.

What we have is assembled a series of businesses that require the marketing expertise to present those opportunities and those business offerings in a way that makes sense to those customers, so in a sense of marketing front-end to the back-end which is the core competencies of the company. And so I think we have a great deal of focus, and what we've done is -- unique to Orchid -- is assemble the largest repertoire of such businesses that all benefit from that subject of and expertise and technology of genetic diversity.

With regard to the focus, on the subject of pharmaceutical value creation, I think it's fair to say that the efforts of pharmacogenetics to find ways of improving the health care practices today have only increased over the last year. What we have been seeing is an opportunity to really focus on medical outcomes, that the real hot spot, if you will, and the-- and the sweet spot of how to commercialize the field of personalized medicines and pharmacogenetics, and indeed PVC, are going to emerge by identifying and delivering on metrics that improve health care outcomes. And so our collaborations have been focused towards that over the last several months, and the manifestation at Orchid in terms of how we will be commercializing those is not only through the collaborations that we talked about earlier, but increasingly through our GeneShield business opportunity, which we'll be talking more about next year.

Jack, could you talk about the marketing partnership?

J. Ball: Sure. Good morning, Anna. I don't really believe that we've given up anything substantial in this deal, but what we have done is gained access to over 180,000 scientists worldwide who will now have the capabilities of using SNP-IT technology with existing plate readers that they already have in their labs, so we really view this as a way to rapidly expand the utilization of SNP-IT.

We also view the opportunity, as Dale mentioned, via this collaboration to feed customers into Orchid for the high throughput, ultra high throughput and service business that will eventually result from these initial research users of the SNP-IT technology.

A. Kazanchyan:  Thank you.

Operator:     Once again, ladies and gentlemen, to register for a question, you will need to press the one followed by the four. I'm showing no questions at this time. Please proceed with your presentation or any closing remarks you may have.

B. Lindheim: Thank you very much for joining us for our call. We do think it's going to be a very interesting and exciting fourth quarter continuing for us, so we look forward to having some nice news flow over the coming months, and being back in touch with you all in February for our end of year call.

Operator:     Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

                                  **********

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger, because it contains important information. Such proxy statement/prospectus has been filed with the Securities and Exchange Commission by Orchid on November 5, 2001 (file number 333-72442). Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Orchid at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Orchid by directing such request to Orchid BioSciences, Inc., 303 College Road East, Princeton, NJ 08540,
Attn: Investor Relations, tel: (609) 750-2324; e-mail: ir@orchid.com.

Orchid and Lifecodes and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Lifecodes stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Orchid and Lifecodes directors and executive officers have in the merger are available in the proxy statement/prospectus.

                             ********************